ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian McCabe T +1 617-951-7801 brian.mccabe@ropesgray.com

March 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington

Re:	Popular U.S. Government Money Market Fund, LLC
File No. 333-271265; 811-23868

Dear Mr. Ellington:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via telephone on March 8, 2024, and March 14, 2024, with respect to Pre-Effective Amendment No. 2 (the “Amendment”) to the registration statement of Popular U.S. Government Money Market Fund, LLC (the “Fund”) on Form N-1A (the “Registration Statement”), filed with the Commission on March 1, 2024. The Staff’s comments are reproduced below, and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the amended Form N-1A filing of the Fund.

PROSPECTUS

Prospectus

1.	Comment: In your comment response letter of March 1, 2024, the response to comment 3(a) states that “[w]ithholding for the Fund’s Withholding Shares will be performed by the broker or other financial intermediary through which an investor holds its Withholding Shares and is not performed at the Fund level, and the Fund’s registration statement disclosure has been revised to clarify this point.” We further note that disclosure in the Registration Statement states that “the Fund or its paying agent (including the Distributor or a selected Dealer)” will withhold the 15% withholding tax. Please explain or revise.

Response: The Fund confirms that withholding for the Fund’s Class A Withholding and Class I Institutional Withholding Shares (together the “Withholding Shares”) will be performed by the broker or other financial intermediary through which an investor holds its Withholding Shares and is not performed at the Fund level. The Fund confirms the Registration Statement disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX B – Report of Independent Registered Public Accounting Firm

2.	Comment: Please provide a timeline of when expenses were incurred over the period from August 2022 to December 2022. Included within that timeline, please indicate when/if investment operations have commenced. Finally, please describe relevant guidance that was considered in the presentation on the Statement of Operations for a period of greater than 12 months (Dear CFO, 2020-01; Rule 3-06 of Regulation S-X).

Response: We have attached as Appendix 1 a timeline of the expenses incurred by the Fund for the requested period. We note that the Fund has not yet commenced investment operations, and therefore all expenses incurred by the Fund to date have been incurred prior to commencing operations. The AICPA Audit and Accounting Investment Companies Guide, Section 1.47 states in relevant part that “when an investment company incurs organization costs that are not paid for and assumed by the investment adviser, a ‘seed statement of operations’ for the period from the organization date to the date of the statement of assets and liabilities for seed capital is also required.” The Fund has not commenced investment operations and the Registration Statement is not effective. As such, the statement of operations, as presented in the Amendment as covering the period from August 2022 to December 2023, does not reflect any increase or decrease (activity) in net assets resulting from investment activities during the total period presented. The statement of operations only includes the gross organization costs offset by the Fund’s expense reimbursement. Further, preliminary registration statements of registered funds have included statements of operations for a period of greater than 12 months in similar circumstances, for example please see e.g., Morningstar Funds Trust (Registration No. 811-23235), Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A, filed on June 28, 2018 (https://www.sec.gov/Archives/edgar/data/1699360/000119312518207803/d575612dn1aa.htm).

3.	Comment: Under the heading “Opinion on the Financial Statement”, please amend the opinion as appropriate to disclose that the statement of operations presents fairly, in all material respects, the results of the Fund’s operations for the relevant period, in addition to its financial position.

Response: The disclosure under the heading “Opinion on Financial Statement” has been revised as follows (additions, underline, deletions, ~~strikethrough~~):

We have audited the accompanying statement of assets and liabilities of Popular U.S. Government Money Market Fund, LLC (the “Fund”) as of December 29, 2023, the related statement of operations for the period from August 17, 2022 (Organization of the Fund) to December 29, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Fund at December 29, 2023, and the results of its operations for the period August 17, 2022 to December 29, 2023 in conformity with U.S. generally accepted accounting principles.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7801. I would be happy to arrange for a call with representatives of the Fund’s independent registered public accounting firm if that might be helpful.

Sincerely,

/s/Brian McCabe
Brian McCabe, Esq.

cc:	Omar Santiago Ramos
James McGinnis, Esq.
Jonathan Upchurch, Esq.

Popular U.S. Government Money Market Fund, LLC

Appendix 1 – Operational Expenses during 2022

Invoice Date	Amount
09/13/2022	$117.00
09/14/2022	760.50
09/14/2022	32.00
09/16/2022	250.00
09/16/2022	234.00
11/02/2022	97.50
11/07/2022	292.50
11/08/2022	125.00
11/08/2022	50.00
11/08/2022	156.00
11/10/2022	195.00
11/10/2022	127.00
11/10/2022	1,476.00
11/11/2022	410.00
11/11/2022	574.00
11/11/2022	830.00
11/14/2022	75.00
11/14/2022	97.50
11/14/2022	498.00
11/14/2022	984.00
11/15/2022	254.00
11/22/2022	200.00
11/23/2022	78.00
12/2/2022	16,460.00
12/7/2022	175.00
12/7/2022	1,928.00
12/21/2022	898.50
$27,374.50

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